UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2025
Commission File Number: 333-249081
Curaleaf Holdings, Inc.
(Name of Registrant)
666 Burrard Street, Suite 1700,
Vancouver, British Columbia V6C 2X8, Canada
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

INCORPORATION BY REFERENCE
Exhibit 99.1 to this Form 6-K of Curaleaf Holdings, Inc. (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-269109) of the Company, as amended or supplemented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.
(Registrant)

Date:	November 5, 2025	By:	/s/ Peter Clateman
		Name:	Peter Clateman
		Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1
Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2025 and December 31, 2024 and for the Three and Nine Months Ended September 30, 2025 and 2024 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2025 and 2024

99.2	CEO Certification of Interim Filings
99.3	CFO Certification of Interim Filings
99.4	Press Release dated November 5, 2025